KPMG LLP
345 Park Avenue
New York, NY 10154-0102





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The Board of Directors
of
BNY Mellon Alcentra
Global Credit Income
2024 Target Term
Fund, Inc.:

We have examined
management of BNY
Mellon Alcentra Global
Credit Income 2024
Target Term Fund,
Inc.s assertion,
included in the
accompanying
Management
Statement Regarding
Compliance With
Certain Provisions of
the Investment
Company Act of 1940,
that BNY Mellon
Alcentra Global Credit
Income 2024 Target
Term Fund, Inc. (the
Fund), a sole series
of BNY Mellon
Alcentra Global Credit
Income 2024 Target
Term Fund, Inc.,
complied with the
requirements of
subsections (b) and (c)
of Rule 17f-2 under the
Investment Company
Act of 1940 (the Act)
(the specified
requirements) as of
June 30, 2024. BNY
Mellon Alcentra Global
Credit Income 2024
Target Term Fund,
Inc.s management is
responsible for its
assertion. Our
responsibility is to
express an opinion on
managements
assertion about the
Funds compliance
with the specified
requirements based on
our examination.

Our examination was
conducted in
accordance with
attestation standards
established by the
AICPA. Those
standards require that
we plan and perform
the examination to
obtain reasonable
assurance about
whether
managements
assertion about
compliance with the
specified requirements
is fairly stated, in all
material respects. An
examination involves
performing procedures
to obtain evidence
about whether
managements
assertion is fairly
stated, in all material
respects. The nature,
timing, and extent of
the procedures
selected depend on
our judgment,
including an
assessment of the
risks of material
misstatement of
managements
assertion, whether due
to fraud or error. We
believe that the
evidence we obtained
is sufficient and
appropriate to provide
a reasonable basis for
our opinion.

We are required to
be independent
and to meet our
other ethical
responsibilities in
accordance with
relevant ethical
requirements
relating to the
engagement.

Included among
our procedures
were the following
tests performed as
of June 30, 2024,
and with respect to
agreement of
security purchases
and sales or
maturities, for the
period from March
31, 2024 (the date
of the Funds last
examination),
through June 30,
2024:

1.	Count and
inspection of
all securities
(if any)
located in
the vault of
The Bank of
New York
Mellon
Corporation
in 570
Washington
Blvd, Jersey
City, NJ
07310;

2.	Confirmation with
the Custodian of
all securities held,
hypothecated,
pledged or placed
in escrow or out for
transfer with
brokers, pledgees,
or transfer agents,
if any;

3.	Obtained the
Custodian
reconciliation of
security positions
held by
institutions in
book entry form
(e.g., the Federal
Reserve Bank,
The Depository
Trust Company
and various sub-
custodians) to
Custodian
records and
verified that
reconciling items
were cleared in a
timely manner;

4.	Reconciliation of the
Funds securities
per the books and
records of the Fund
to those of the
Custodian;

5.	Agree
ment of
pendin
g
purcha
se and
sale
activity
for the
Fund
as of
June
30,
2024, if
any, to
docum
entatio
n of
corresp
onding
subseq
uent
bank
statem
ents;

6.	Agreement of
five security
purchases
and five
security sales
or maturities,
since the date
of the last
examination,
from the
books and
records of the
Fund to
corresponding
bank
statements;

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KPMG International Limited, a private English
company limited by guarantee.




7.	Confirmation of
all repurchase
agreements with
broker(s)/bank(s
) and/or
agreement of
corresponding
subsequent
cash receipts to
bank statements
and agreement
of underlying
collateral with
the Custodian
records, if any;

8.	Review of the
BNY Mellon
Asset Servicing
Custody and
Securities
Lending
Services
Service
Organization
Control Report
(SOC 1
Report) for the
period July 1,
2023  June
30, 2024 and
noted no
relevant
findings were
reported in the
areas of Asset
Custody and
Trade
Settlement.
Our examination does
not provide a legal
determination on the
Funds compliance
with specified
requirements. In our
opinion,
management's
assertion that the Fund
complied with the
requirements of
subsections (b) and
(c) of Rule 17f-2 of the
Investment Company
Act of 1940 as of June
30, 2024, with respect
to securities
reflected in the
investment account of
the Fund is fairly stated,
in all material respects.

This report is intended
solely for the
information and use of
management and the
Board of Directors of
BNY Mellon Alcentra
Global Credit Income
2024 Target Term
Fund, Inc. and the
Securities and
Exchange Commission
and is not intended to
be and should not be
used by anyone other
than these specified
parties.


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May 12, 2025


Management
Statement Regarding
Compliance With
Certain Provisions of
the Investment
Company Act of 1940

We, as members of
management of BNY
Mellon Alcentra Global
Credit Income 2024
Target Term Fund, Inc.,
(the Fund), the sole
series of BNY Mellon
Alcentra Global Credit
Income 2024 Target
Term Fund, Inc., are
responsible for
complying with the
requirements of
subsections (b) and (c)
of Rule 17f-2, Custody
of Investments by
Registered
Management
Investment Companies
of the Investment
Company Act of 1940.
We are also responsible
for establishing and
maintaining effective
internal controls over
compliance with those
requirements. We have
performed an evaluation
of the Funds
compliance with the
requirements of
subsections (b) and (c)
of Rule 17f-2 as of June
30, 2024, and from
March 31, 2024 (the
date of the Funds last
examination) through
June 30, 2024.

Based on this
evaluation, we assert
that the Fund was in
compliance with the
requirements of
subsections (b) and (c)
of Rule 17f-2 of the
Investment Company
Act of 1940 as of June
30, 2024, and from
March 31, 2024 (the
date of the Funds last
examination) through
June 30, 2024, with
respect to securities
reflected in the
investment account of
the Fund.


BNY Mellon Alcentra
Global Credit Income
2024 Target Term
Fund, Inc.





Jim Windels
Treasurer